CUSIP No.  55268N100                   13D                     Page 1 of 4 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)



                         MDSI Mobile Data Solutions Inc.
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                                (Name of Issuer)

                           Common Shares, no par value
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                         (Title of Class of Securities)

                                    52268N100
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                                 (CUSIP Number)

                                  Erik Dysthe
                      c/o MDSI Mobile Data Solutions Inc.
                             10271 Shellbridge Way
                           Richmond, British Columbia
                                 Canada V6X 2W8
                                 (206) 207-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2001
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          (Date of Event which Required Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|


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CUSIP No.  55268N100                   13D                     Page 2 of 4 Pages

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     1       NAME OF REPORTING PERSONS,
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Erik Dysthe

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
             (a)
             (b)

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS
             PF

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     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               |_|

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Canada

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                    |    7    SOLE VOTING POWER
      NUMBER OF     |         490,818
       SHARES       |-----------------------------------------------------------
     BENEFICIALLY   |    8    SHARED VOTING POWER
      OWNED BY      |
        EACH        |-----------------------------------------------------------
      REPORTING     |    9    SOLE DISPOSITIVE POWER
     PERSON WITH    |         490,818
                    |-----------------------------------------------------------
                    |   10    SHARED DISPOSITIVE POWER
                    |
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             490,818

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    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                              |_|

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.9%

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    14       TYPE OF REPORTING PERSON
             IN

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CUSIP No.  55268N100                   13D                     Page 3 of 4 Pages


This amendment to Schedule 13D is being filed to update the information set forth in the Schedule 13D regarding stock options held by the reporting person.

Item 5. Interest in Securities of the Issuer.

(a) Aggregate number and percentage of class beneficially owned: 490,818 shares, or 5.9% of the class, of which 115,916 shares are subject to stock options exercisable within 60 days after March 17, 2003.

(b) The reporting person has sole voting and investment power with respect to the 490,818 shares.

(c) Transactions effected within the last 60 days: None, except for vesting of stock options and the receipt of a stock option grant, as described under
     Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The reporting person currently has the following options granted pursuant to the issuer's stock option plans:

--------------------------------------------------------------------------------------------------------------------------
|  Date of Option Grant  |  Number     |  Exercise  |          Option Plan        |     Portion     |    Expiration Date  |
|                        |  of Shares  |  Price Per |                             |    Vested(1)    |                     |
|                        |             |    Share   |                             |                 |                     |
--------------------------------------------------------------------------------------------------------------------------
September 17, 1998           50,000       Cdn$15.50     MDSI Stock Option Plan       Fully vested     September 17, 2003
June 21, 2000                 3,000       Cdn$40.00     MDSI Stock Option Plan       Fully vested     June 21, 2005
March 19, 2001               10,000       Cdn$8.40      MDSI Stock Option Plan       Fully vested     March 19, 2006
January 29, 2002             50,000       Cdn$6.57      MDSI Stock Option Plan       Fully vested     January 29, 2007
July 2, 2002                 50,000       Cdn$5.22      MDSI Stock Option Plan       None (2)         July 2, 2007
February 25, 2003             7,500       Cdn$5.00      MDSI Stock Option Plan       2,916 (3)        February 25, 2007

-------------------------
(1) Includes amount vested within 60 days after March 17, 2003.
(2) Stock options vest as to 1/4 of the shares (12,500 shares) on the first anniversary of the date of grant, and as to an additional 1/36 of the shares each month thereafter until fully vested.
(3) Stock options vested as to 1/3 of the shares (2,500 shares) on the date of grant, and vest as to an additional 1/24 of the shares each month thereafter until fully vested.


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CUSIP No.  55268N100                   13D                     Page 4 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED as of March 30, 2003





                                             /s/ Erik Dysthe
                          ------------------------------------------------------
                                               Erik Dysthe